Exhibit 99.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements on Form F-3 (File Nos. 333-14102, 333-91034, 333-99073 and 333-126120) of SK Telecom Co., Ltd. of our report dated May 19, 2006, which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle for income taxes to conform to Statement of Korean Accounting Standards No. 16, relating to the consolidated financial statements appearing in the annual report on Form 20-F of SK Telecom Co., Ltd. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of these Registration Statements.
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea
June 30, 2006